January 27, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC 20549

Re:          Indestructible I, Inc.
Registration Statement on Form S-1
Filed October 28, 2008
File No. 333-154787

Dear Ms. Bell:

We represent Indestructible I, Inc. (the “Company”).  We are in receipt of your letter dated November 24, 2008 regarding the above referenced filing.  The following are our responses.

General

1.
It appears from your current disclosure that you have not taken any concrete steps to implement your business plan, and therefore may be a “blank check” company under Section (a) (2) of Rule 419 of the Securities Act of 1933.  We note for example, that since the inception of your business you have not generated any revenues, you do not appear to have any written agreements to produce or sell your proposed products, and have no concrete plan of how you will do so, you do not appear to have any dedicated full-time or part-time employees other than Mr. Day and Mr. Day, Jr. and you do not have an operational website or other method to reach potential customers.  We also note that you have issued penny stock.  Please tell us why you do not believe that you are a blank check company.  Alternatively, revise the registration statement to disclose that you are a blank check company and that any future offerings of your securities would need to comply with Rule 419.

Answer:
The Company does not believe that it needs to comply with Rule 419 since it is not a blank check company because it has a specific business plan and has moved forward with its business operations. Specifically the Company, while in the development stage, is proceeding with its business plan to initially manufacture and sell light truck bumpers. Its plan is to allow pick-up truck owners to change the front bumper of their truck to accommodate an “electric winch” or other custom equipment or to just customize their truck so it has a unique look.  The Company has taken certain steps in furtherance of this business plan including some limited research and development regarding the Company’s proposed products. As soon as it has raised enough funds to do so it will continue in furtherance of this business plan.

Since the Company has a specific business purpose and has taken steps in furtherance of its business plan as set forth above and in the registration statement the Company does not believe it is a blank check company as defined in Rule 419 of Regulation C of the Securities.  Based upon same the S-1 has not been revised to comply with Rule 419.

2.
If you believe you are not a blank check company, please revise the entire registration statement so that it conveys an accurate picture of your company at the point of effectiveness.  You may discuss your hopes and plans but only in the context of disclosing your actual situation and the real costs and timelines you face in reaching your goals.  The remaining comments in this letter are designed to offer some guidance as you begin the task of creating a prospectus which will offer useful information to potential purchases of your securities.

Answer:	Since the Company does not believe it is a blank check company, the registration statement has revised to convey a more accurate picture of the Company.

3.	Additionally, please revise the entire registration statement to remove all marketing language or provide us with support for those statements. Some examples include:

•	“[t]he Company believes that there is a large market for aftermarket commercial truck bumpers” on page 1;
•
“[w]e believe that there is a large sector of pick-up truck owners that would like to change the front bumper of their truck to accommodate an “electric winch” or other custom equipment or to just customize their truck so it has a unique look” on page 8;

•
“[i]n the case of an accident involving a front end collision, a truck with an Indestructible bumper installed will require an impact at a greater speed than a stock truck for airbag deployment, but the airbag will still deploy in severe impacts: on page8;

•	“Indestructible I intends to standout with bumpers that are recognizably “Indestructible” on page 9;
•	“[w]e believe that our bumpers will be designed and manufactured superior to what is offered in today’s market” on page 9; and
•	“Indestructible I believes that there is more profitability in producing large batches of the same bumpers for only the top selling light trucks” on page 9.

Answer:	The entire registration statement has been revised to remove all marketing language.

Registration Statement Cover Page

4.	Please include the approximate date of commencement of proposed sale to the public on the front cover of the registration statement. Refer to Form S-1.

Answer:	The front cover of the registration statement has been updated to include the approximate date of commencement of proposed sale.

5.
We note you included the undertaking as required by Item 512(a) of Regulation S-K in Part II of the registration statement but did not check the box on the front cover of the registration statement that the securities being registered are to be offered on a delayed or continuous basis pursuant to Rule 415.  Please revise the registration statement to resolve this discrepancy.

Answer:
The registration statement has been revised to resolve the discrepancy between undertakings required by Item 512(a) of Regulation S-K and the box on the front cover of the registration statement that the securities being registered are to be offered on a delayed or continuous basis pursuant to Rule 415.

Prospectus Summary, page 1

6.
We note your fourth risk factor on page 3 and note 1 of your financial statements regarding your auditor expressing substantial doubt about your ability to continue as a going concern.  Please provide this information in the forefront of the “About Our Company” section.

Answer:	The information regarding our auditor expressing substantial doubt about our ability to continue as a going concern has been provided in the forefront of the “About Our Company” section.

Prospectus Cover Page, page 2

7.
Please move the cover page of the prospectus from page 2 of the prospectus.  The cover page of the prospectus should be located after the cover page of the registration statement and before the table of contents.  Refer to item 501 of Regulation S-K.

Answer:	The cover page of the prospectus has been placed after the cover page of the registration statement and before the table of contents.

8.	Revise the first all capitals sentence to make “considered” active voice. Who considers it?

Answer:	The first all capitals sentence has been revised to disclosed that is “considered” by the Company's independent auditor.

Risk Factors, page 3

9.
Please create a risk factor to discuss the risk that Mr. Day and Mr. Day, Jr. have no previous experience in managing a public company and discuss the difficulties in having acceptable internal controls surrounding the financial reporting with only tow officers/employees/directors.  Please include any risks that may be associated with taking the company public, such as increased costs or new regulatory environment that may result from being a public company.

Answer:
The registrant has created a risk factor to discuss the risk that Mr. Day and Mr. Day, Jr. have no previous experience in managing a public company and discussing the difficulties in having acceptable internal controls surrounding the financial reporting with only two officers/employees/directors.

10.	Please create a risk factor to discuss that Mr. Day and Mr. Day, Jr. are currently not receiving any compensation and disclose what compensation they ultimately expect to receive.

Answer:	This section has been revised to include a risk factor to discuss Mr. Day and Mr. Day, Jr. not currently receiving compensation and disclosing what compensation they ultimately expect.

11.	Please create a risk factor to discuss that Mr. Day owns 71.8% of the common stock and the impact his ownership will have on shareholder voting, management and operations.

Answer:
This section has been revised to include a risk factor discussing Mr. Day’s ownership of 71.8% of the common stock and the impact his ownership will have on shareholder voting, management and operations.

12.
Please create a risk factor to discuss the recent economic conditions and troubles of the automobile industry and what impact these current market conditions may have on your ability to start a business which manufactures and sells light truck bumpers.

Answer:
This section has been revised to include a  risk factor to discuss the recent economic conditions and troubles of the automobile industry and what impact these current market conditions may have on a business that manufactures and sells light truck bumpers.

13.
Please create a separate risk factor discussing possible product and personal injury liability arising from the manufacture and sale of an after market bumper, particularly in light of your claims that the bumper will withstand certain types of collisions and will lessen the need for an air bag.

Answer:
This section has been revised to include a separate risk factor discussing possible products and personal injury liability arising from the manufacture and sale of an aftermarket bumper in light of clams that the bumper will withstand certain types of collisions and will lessen the need for an air bag.

We will Require Financing to Achieve Our Current Business Strategy…page 3

14.	Please disclose how much money you need to continue operations over the next twelve months.

Answer:	This risk factor has been revised to disclose that the Company will need a minimum of approximately $254,499 to commence operations over the next twelve months.

Our Future Success is Dependent, in Part, on the Performance… page 3

15.	Please disclose whether Mr. Day and Mr. Day, Jr. plan to devote 100% of their time to your business. If they do not plan to devote 100% of their time to your business, please discuss the consequent risk to the company.

Answer:
This section has been revised to disclose that Mr. Day will devote 60% of his time to the Company in the first year and 100% of his time once the Company is in a position to produce revenues.  Mr. Day, Jr. has disclosed that he plans to devote 15% of his time to the business of the Company.

Dilution, page 5

16.	Address whether there will be dilution to purchasing shareholders.

Answer:	Dilution is already addressed in Item 6 of the registration statement.

Selling Shareholders, page 5

17.
Please note that holders are deemed to beneficially own all shares over which they have voting or investment control or for which such a control relationship may exist.  As such, a person will be deemed to beneficially own shares held by his or her spouse or certain other related persons.  Please revise your table to reflect all shares beneficially owned by each person.

Answer:	This section has been revised to reflect all shares beneficially owned by each person.

18.
We note your disclosure on the top of page 6 that other than list below, no selling shareholders have certain relationships or affiliations.  However, we did not see any list.  Please confirm whether any of the selling shareholders has any of the relationships or affiliations as contemplated by the three bullet points on the top of page 6.

Answer:	This section has been revised to confirm that none of the selling shareholders has any of the relationships or affiliations as contemplated by the three bullet points on the top of page 6.

Plan of Distribution, page 6

19.	Please revise the plan of distribution to note that the selling stockholders may be deemed underwriters.

Answers:	The plan of distribution has been revised to note that the selling stockholders may be deemed underwriters.

Description of Securities to be Registered, page 7

20.
We note your conclusion in the fourth paragraph that all shares of common stock now outstanding are fully paid for and non-assessable.  This is a legal conclusion that must be opined upon by legal counsel.  Either attribute the statement to legal counsel or delete it.  You also refer to “this private placement.”  Please revise.

Answers:	The Description of Securities to be Registered has been revised to remove the legal conclusion.

Description of Business, page 8

21.
Please substantially revise this entire section so that it describes your current circumstances. To the event you discuss possible future operations, you should balance your business section disclosure with a realistic discussion of time frames and financing.  If you have no current plan to begin developing the phases of your business plan or no available financing so state.

Answer:
This section has been revised to disclose that the Company does not have enough capital at this time to commence operations or to plan a time frame for future operations. The Company does not have any additional financing lined up at this time and cannot begin to develop a plan for future operations unless it receives additional financing.

22.	Please discuss your sources and availability of raw materials and the supplies you plan to use in order to manufacture the light truck bumpers. Do you have any contracts in place with any suppliers? Refer to Item 101(h)(4)(v) of Regulation S-K.

Answer:
This section has been revised to disclose that the Company is relying on the machine shops that will be utilized to manufacture its bumpers to supply the raw materials and that the Company does not have any contracts in place with suppliers at this time.

23.	We note your disclosure in the third risk factor on page 3 that your product has unique features. What are these unique features? Additionally, please disclose whether you have any patents for these unique features. Refer to Item 101 (h) (4) (VI) of Regulation S-K.

Answer:	This disclosure regarding unique features has been removed since the Company is not sure of the uniqueness of its product.

Light Truck Bumpers, page 8

24.
We note your disclosure that you intend to test each manufactured bumper using rigorous real world testing.  Please explain what is meant by “rigorous real world testing” and how you plan to test each manufactured bumper using “rigorous real world testing.”

Answer:
This section has been revised to remove the reference to “rigorous real world testing” and to disclose that the Company intends to test the bumpers by purchasing disposable type cheap used trucks but can still run and then mount their bumpers onto them and crash them into other scrap vehicles at various speeds and angles to see how the bumpers will hold up in the real world.

25.
Please provide an estimate of the amount spent on research and development activities.  Refer to Item 101(h)(4)(x) of Regulation S-K.  In providing his estimate, please disclose how much was spent to test your bumper to support your statements at the bottom of page 8 that they will withstand a front end collision at a greater speed then a stock truck and your statement that your custom truck bumper will cost customers less than a standard replacement bumper.

Answer:	This section has been revised to provide a discussion of the Company’s time spent on research and development.

26.
We note the last sentence in this section that each bumper will be designed to support electric winches from Warn and Milemarker.  Do you have contracts with these companies to provide you with the electric winches and mounting hardware?  If not, disclose this fact.

Answer:	This section has been revised to remove the reference to Warn and Milemarker.

Manufacturing, page 9

27.
We note that you will be utilizing an existing manufacture initially to manufacture your bumper and have “sourced out” two different machining companies.  Where are these companies located?  How many bumpers can be manufactured at these machining companies’ facilities?  When do you plan to enter into an agreement with either of these companies to start manufacturing these bumpers?

Answer:	This section has been revised to provide disclosure requested regarding the outsourced machining companies.

Competition, page 9

28.	Please clarify here that you currently have no operations in order to make clear that you are not yet competing with the companies your name or revise to delete the names of other companies.

Answer:	This section has been revised to reflect that the Company currently has no operations and the Company is not yet competing with the named companies.

Advertising and Sales Strategy, page 10

29.	Please disclose when you plan to have your website created and operational and how much money it will take to create and operate your website.

Answer:
The Company plans to have an operational website at approximately the same time the Company’s product is ready to be marketed and to disclose that the Company anticipates that the costs will be about $15,000 to create the website and host it for one year.

Financial Statements

30.	Please consider the updating requirements. Also, move your F pages to the back of your prospectus disclosure directly before the signature pages.

Answer:	The Company has provided updated financials. The F pages have been moved to the back of the prospectus directly before the signature pages.

Management Discussion and Analysis, page 12

31.	Please provide additional disclosure with regard to your plan of operations first for the next twelve months and, then, to the point of generating revenues. Discuss each of your planned activities, each material event of step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and discuss the manner in which you intend to conduct your business thereafter. Disclose the estimated costs and the approximate timetable for beginning and completing each step. We may have additional comments after reviewing your response.

Answer:	This section has been revised to provide additional disclosure with regard to the plan of operations first for the next twelve months and, then, to the point of generating revenues.

32.
We did not see any disclosure on the basis for the projections that you make throughout this section made for your cost of production and year one and year two projected revenue and expenditures as well as the number of bumpers you may be able to sell after year four.  Please provide a discussion of and support for these projections that are made in this section.  You must have a reasonable basis for all projections.  If there is no reasonable support for these projections, delete them.

Answer:	This section has been revised to delete the projections.

Results of Operations, page 13

33.
We note the disclosure in this section that expenses from inception through June 30, 2008 totaled $1,450 for a net loss of $1,450.  Your financial statements for the period ended June 30, 2008 reflect expenses totaling $2,681 for a net loss of $2,681.  Please revise to resolve this discrepancy.

Answer:	The Company has revised the Results of Operations to reflect the updated financials and to ensure there are no discrepancies with the financial statements.

Directors, Executive Officers, Promoters and Control Persons, page 14

34.	Please revise the description of Mr. Day, Jr.’s business experience to briefly describe his business experience during the past five years. Refer to Item 401(e) (1) of Regulations S-K.

Answer:	This section has been disclosed to clarify that Mr. Day has been with EOG Resources since 1999 and is now a Senior Drilling Engineering Technician in the Oklahoma City division

Back Cover Page of Prospectus

35.	The disclosure in the first sentence of the back cover implies that you may refer investors to information that is not included in the prospectus and may not be provided to all investors. Please delete this disclosure or provide us with an explanation of why you believe the disclosure is consistent with federal securities laws. Material information about the offering should be contained in the registration statement, not given out on a selective basis.

Answer:	The disclosure in the back cover page of the prospectus has been deleted.

Part II – Information Not Required in the Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-1

36.	State how many of the 44 investors were accredited investors.

Answer:	This section has been revised to disclose the 41 were accredited investors.

Item 17.  Undertakings, page II-3

37.	Please provide the appropriate undertakings as specifically set forth by Item 512(h) of Regulation S-K.

Answer:	The undertaking as set forth by Item 512(h) of Regulation S-K.

 Signatures

38.	Please revise the signature page to identify which signatories are your Principal Executive Officer and your Principal Financial Officer. Refer to Instructions for Signatures of Form S-1.

Answer:	The signature page has been revised to identify which signatories are the Principal Executive Officer and the Principal Financial Officer.

Very truly yours,

ANSLOW & JACLIN, LLP

By: Gregg E. Jaclin
       Gregg E. Jaclin